

March 4, 2011

Sent by U.S. Mail
Richard A. Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

>**Re:** **DigitalTown, Inc.**
>**Amendment No. 2 to Registration Statement on Form S-1**
>**Filed February 16, 2011**
>**File No. 333-171402**

Dear Mr. Pomije:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 9, 2011.

General

1. We note your response to prior comment 1. Section 2.1(b) of the Drawdown Equity Financing Agreement provides that the investor will not sell shares within the Drawdown Notice to the public if the company's common stock falls below the floor price; however, the company can waive this restriction in its sole discretion. Please clarify in your registration statement whether the floor price restriction applies only during the five trading day period before the closing. Please also revise to state, if true, that the 4.99% ownership provision in Section 7.2(g) and the provision in Section 2.1(b) of the Drawdown equity Financing Agreement would not impact the price which the company can put the shares to the investor.

2. We note that Auctus Private Equity Fund, LLC has entered into at least two equity line transactions that are currently under review, each with a drawdown amount of $10 million. Please tell us, and disclose as appropriate, whether Auctus is currently financing or has entered into agreements to finance in the future similar transactions and the extent to which Auctus has the capacity to finance draws that occur in close proximity by entities it has agreed to fund. Consider whether a risk factor is necessary or appropriate. In your response letter, tell us the aggregate dollar value of the commitments by Auctus Private Equity Fund to purchase securities of potential investees and provide your views regarding the likely range of investments Auctus would likely be required to fund at any given time under these arrangements.

Calculation of Registration Fee

3.   We note that you rely on Rule 416 to register "an indeterminate number of shares that
        may be issued and resold to prevent dilution resulting from stock splits, stock dividends,
        or similar transactions." We note further that Section 1.22 of the Drawdown Equity
        Financing Agreement provides for a purchase price tied to the trading price of your
        common stock. It does not appear that share issuances tied to market price adjustments
        fall within the standard anti-dilution provisions contemplated by the rule. Please refer to
        Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation
        and confirm your understanding.

Cover Page

4.   You state that the total amount of shares of common stock that may be sold pursuant to
        the prospectus would constitute approximately 9.7% of your issued and outstanding
        common stock as of a date certain. Please revise to disclose also the current number of
        shares that may be sold under the equity line based on the current market price and
        ignoring any limitations on the number of shares that the investor can own at any time.

Risk Factors

The issuance of shares pursuant to the Drawdown Agreement…, page 6

5.   Please expand your table on page 7 to indicate the number of aggregate shares issuable
        upon a draw at prices that are 50% and 75% of the current market price.

        You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions.
If you need further assistance, you may contact me at (202) 551-3462.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Legal Branch Chief

cc: Via facsimile at (425) 451-8568
        Parsons/Burnett/Bjordah/Hume, LLP